NOL

06017789

25 October 2006

RECEIVED

2006 OCT 30 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement and media release in relation to the appointment of Group President and Chief Executive Officer. Attached are copies of the announcement and media release for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

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Announcement of Appointment of Group President and Chief Executive Officer *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	25-Oct-2006 18:02:01
Announcement No.	00057

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-11-2006
Name *	DR. THOMAS HELD
Age *	49
Country of principal residence *	Germany
Whether appointment is executive, and if so, area of responsibility *	Executive Director
Job Title	Group President & Chief Executive Officer
Working experience and occupation (s) during the past 10 years *	1994 to 1996 : Head Commercial Coordination, BU Communications Technology, ROBERT BOSCH GMBH, Stuttgart, Germany 1997 to 2002 : CFO and CIO, SCHENKER AG, Essen, Germany 2003 to 2006 : CEO, SCHENKER AG, Essen, Germany
Shareholding * in the listed issuer and its subsidiaries *	NIL
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest *	NIL

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	2003 to 2006: Member of the Board, STINNES AG, Berlin, Germany Chairman of the Board of the following subsidiaries of SCHENKER AG: - Schenker AB, Gothenburg - Schenker S.A., Paris

	- Oy Schenker East, Helsinki - Schenker Deutschland AG, Frankfurt - Schenker & Co AG, Vienna - Schenker Inc., New York (as Board Member)
Present	

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business	• No

practice or activity?

(j) * Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	25-Oct-2006 18:04:01
Announcement No.	00058

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL ANNOUNCES THOMAS HELD AS NEW CEO
Description	Please see media release attached.
Attachments:	NOL_CEO.pdf Total size = **43K** (2048K size limit recommended)

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Media Release

NOL ANNOUNCES THOMAS HELD AS NEW CEO

Global search concluded with appointment of transportation and logistics leader

Singapore, 25 October 2006: The Chairman of Neptune Orient Lines Limited (NOL), Mr Cheng Wai Keung, today announced the appointment of Dr Thomas Held as Group President and Chief Executive Officer (CEO) of NOL, effective 1 November 2006. Dr Held will also be appointed a member of the NOL Board of Directors.

Mr Cheng said that Dr Held's appointment marked the successful conclusion of a global search process conducted by the Board.

Dr Held is a German national, whose most recent appointment was as Chairman and CEO of European-headquartered Schenker AG, one of the world's leading providers of integrated logistics services. He served in this role for three years before stepping down in January 2006 following Schenker's value-creating acquisition of the North America-based freight forwarder Bax Global.

"The NOL Board considers Thomas Held to be one of the world's outstanding transportation industry leaders and we are delighted to have an executive of his stature joining our Company as CEO," Mr Cheng said. "He brings to NOL strong credentials in creating shareholder value, and previous CEO experience. He has a diverse background in the transportation industry, and a second-to-none understanding of global logistics.

"Dr Held's proven track record in building organisations and ability to execute strategy will be invaluable as NOL moves to implement its plans for the future, and take advantage of market opportunities."

In his nine-year career with Schenker, Dr Held played a key role in its development into one of the world's leading logistics sector players, and was instrumental in building its global business franchise. Over the period of his leadership, Schenker achieved a two-fold increase in its revenues. Last year, the combined annual revenues of Schenker and Bax Global were over US$14 billion, with more than 1,100 offices worldwide.

Prior to becoming Schenker's CEO, he was its Chief Financial Officer and for a period was also its Chief Information Officer.

Dr Held began his professional career with the automotive component supplier Robert Bosch GmbH in Germany. He worked with Bosch for more than a decade in a range of logistics, planning and financial roles. Dr Held graduated in economics and obtained a Ph.D. in Business Studies from the University of Bonn.

"I believe my record demonstrates my commitment to creating value for shareholders. The management team and I will aim to achieve this by taking full advantage of the NOL Group's strong balance sheet, and its talented and committed people. We will continue to drive for high standards in everything we do, with a particular focus on providing excellent services to our customers and continuing to deliver best-in-class results.

"A range of opportunities are available to a global company such as NOL. Ultimately, the success of this Company will be the result of the united contributions of all of our people around the world, pursuing a common purpose", Dr Held said.

Mr Cheng said: "Our new CEO's skill set will complement that of NOL's excellent executive team, which will be further strengthened by the addition of Dr Held's logistics industry expertise. His strategic guidance will be invaluable as we move to implement our strategy to build a liner shipping business which is differentiated from competitors, while developing our logistics business in a focused manner.

"Dr Held shares the NOL Board's conviction that ours is a winning strategy, and his focus will be on the execution of that strategy."

Dr Held said: "I have great respect for the reputations of the talented group of executives who lead NOL and I'm excited to be joining them. APL is one of the best performing businesses in the global shipping industry. And APL Logistics is a formidable player in the logistics industry."

Dr Held will be based in NOL's Singapore head office.

As a consequence of Dr Held's appointment, Mr David Lim will step down from the position of Group President and CEO, and as a Director, of NOL on 31 October 2006. He has made himself available to assist Dr Held over the next two months.

Mr Cheng said: "I would like to reiterate, on behalf of the Directors and all employees of NOL, our gratitude to David Lim for his enormous contribution to our Company during his successful tenure as our CEO."

CFO TRANSITION ANNOUNCED

NOL also announced today that, concurrent with his other existing responsibilities, Cedric Foo, Group Deputy President, will assume the responsibilities of Chief Financial Officer (CFO), effective 1 January 2007.

Mr Foo will replace current CFO Patricia Leung, who has resigned from the Company and will leave NOL on 31 December 2006.

Mr Foo's broad experience across the NOL Group includes a period as Executive Vice President of Corporate Finance, from 1997 to 2000.

NOL Chairman Mr Cheng said: "Patricia Leung has decided to pursue a career change, and proposes to take a well-earned break before resuming her career.

"In her 18 months as CFO, Patricia has driven major improvements to NOL Group's business systems and processes. She has been an integral part of the Company's recent successes and we wish her well for the future.

"NOL Group is fortunate to have a highly capable replacement for Patricia in Cedric Foo."

-ENDS-

Note to Editors:

To download a photograph of Dr Thomas Held click **here**

To download a brief biography of Dr Thomas Held click **here**

Media Enquiries:

Mr Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com